SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

IsoTis OrthoBiologics Sells Dental Business for $7.4 Million

LAUSANNE, Switzerland, IRVINE, CA, USA – August 16, 2006 - IsoTis S.A., the orthobiologics company (SWX/Euronext: ISON; TSX: ISO), today announced the strategic divesture of its dental business to Keystone Dental, Inc.

The sale of the IsoTis dental business to Keystone is structured as an asset purchase and license transaction.  Under the agreement, Keystone acquires IsoTis’ dental assets and obtains an exclusive right to market and sell IsoTis’ bone graft substitute product portfolio in the field of dentistry. IsoTis received an upfront cash payment of $7.4 million. The parties also entered into a manufacturing and supply agreement for a period of five years.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics said: “We are pleased with the sale of our dental business to Keystone Dental. From a sales and marketing perspective, the dental business is fundamentally different from our core business, orthopedics. The agreement provides additional capital that can be invested in further accelerating our growth in our orthopedics business. We are impressed with Keystone’s plans and the quality of their organization. We believe that they have the potential to make a significant impact in the dental market and we look forward to our upcoming partnership”.

Keystone Dental is a newly formed company founded in 2006 by leading private equity healthcare investor Warburg Pincus.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 16, 2006

IsoTis S.A.

By	/s/ Robert J. Morocco

Name:	Robert J. Morocco
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis OrthoBiologics Sells Dental Business for $7.4 Million